

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2021

Satya Nadella
Chief Executive Officer
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

> **Re: Microsoft Corporation**
> **Registration Statement on Form S-4**
> **Filed February 16, 2021**
> **File No. 333-253138**

Dear Mr. Nadella:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology